Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 15, 2011 relating to our audits of the net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years ended, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the Gateway Western Railway Union 401(k) Plan.

/s/ McGladrey & Pullen LLP
Kansas City, Missouri
June 15, 2011